

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 21, 2008

<u>**Via U.S. Mail and Fax (702) 989-9012**</u>
Mr. Jon Fullenkamp
Chief Financial Officer
Victory Energy Corporation
112 N. Curry Street
Carson City, NV 89703-4934

   Re: Victory Energy Corporation
     Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
     Filed April 18, 2008
     File No. 2-76219-NY

Dear Mr. Fullenkamp:

  We have reviewed your supplemental response letter dated June 5, 2008 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 13, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for year ended December 31, 2007

General

1. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007 as required by Item 308T(a) of Regulations S-B. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

  If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

  In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Management's Discussion and Analysis or Plan of Operation, page 7

2.	We note your response to our prior comment 1 and your proposed language to amend your disclosure regarding the financial facility. Please provide further clarification on the ownership of the 74% net royalty interest. It appears you receive 15% and the group receives 59% of the net royalty interest, resulting in a total of 74% interest. Tell us how these ownership percentages sum to 50% of the 74% net royalty interest, as disclosed in your filing. In addition, please amend your disclosure to state the total amount of the investment on the part of the private institutional investment group and the total amount of the investment on the part of Victory Energy Corporation. Also, please disclose how you will account for your investment on an ongoing basis.

Form 10-Q for the period ended March 31, 2008

Statements of Operations, page 4

3.   Tell us your consideration of paragraph 45 of SFAS 144 in regards to the sale of the
        working interest in wells.

Statements of Cash Flows, page 9

4.   We note that you have presented the sale of the working interest in wells of $3,017,516
as   basically income in the operating section of the Statement of Cash Flows. Tell us your
        consideration of paragraph 15c of SFAS 95.

5.   We note you have included your $23,773 bank overdraft as part of your cash balance for
        purposes of the Statements of Cash Flows. Please be advised that bank overdrafts should
        be reflected as a financing activity, unless a right of offset exists. See FASB
        Interpretation No. 39.

Financial Statement Footnotes - General

6.   Please amend your financial statement footnotes and expand your disclosure in the
        Results of Operations section of Management's Discussion and Analysis to disclose the
        following:
        •   The accounting for your drilling costs in the amount of $3.0 million, and what this
            amount represents on your balance sheet, and
        •   your revenue recognition policy and why you recorded $252,000 in the period ended
            March 31, 2008.
        We may have further comment after reviewing your response.

Note 3. Related Party Transactions, page 13

7.   We note your loan from officer is payable on demand. Given the payment terms of this
        loan, it should be reflected as a current liability on your balance sheet. Please amend
        your presentation.

Note 4. Investment in Oil and Gas Properties, page 14

8.   In regards to the sale of 59% of your net revenue interest for $3 million, please provide
        more specific disclosure regarding this sale, along with your accounting for the sale, and
        tell us how it reconciles to the ownership percentages you have provided in your response
        letter.

Plan of Operation, page 20

9.	Your disclosure here appears to be an exact duplicate of the disclosure under "Current Business of the Company" in your Management's Discussion and Analysis. Tell us why this duplicative disclosure is necessary or helpful to an investor.

	Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

						Sincerely,

						 /s/ Chris White

						Chris White
						Branch Chief